Shanda Literature to Join the Frankfurt Book Fair

Shanghai, China — Oct 13, 2009 — Shanda Literature Limited (¡°Shanda Literature¡±), a leader in China’s digital publishing industry and a wholly-owned subsidiary of Shanda Interactive Entertainment Limited (NasdaqGS: SNDA) (“Shanda”), today announced that it will participate in the Frankfurt Book Fair, which will be held from October 14 to 18, 2009. In addition, Shanda Literature will be the sole representative from China to present at the 23rd International Rights Directors Meeting that precedes the book fair.

The German Publishers & Booksellers Association, which is the organizer of the book fair, has selected China as the Guest of Honor this year. China is planning to bring together about 50 authors, over 100 publishing houses and more than 1,000 artists at the book fair. Shanda Literature will represent China’s digital publishing industry and present its views on the recent developments in this fast growing industry.

“The Frankfurt Book Fair provides a great opportunity to bring China’s diverse culture as well as the Chinese-language publications into the international limelight,” said Mr. Xiaoqiang Hou, chief executive officer of Shanda Literature. “The exhibition will bring together industry leaders and allow each to share their own experience in the digital publishing business, particularly as Shanda Literature expands its literature business into the overseas market.”

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements in this announcement that are not historical facts, including but not limited to statements regarding the development of the Company’s copyright business and quotations from management, represent only the Company’s current expectations, assumptions, estimates and projections and are forward-looking statements. These forward-looking statements involve various risks and uncertainties. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include but are not limited to the Company’s ability to grow its original online literature business and the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Shanda Interactive Entertainment Limited

Shanda Interactive Entertainment Limited (NasdaqGS: SNDA) is a leading interactive entertainment media company in China. Shanda offers a portfolio of diversified entertainment content including some of the most popular massively multi-player online role-playing games (MMORPGs) and advanced casual online games in China, as well as online chess and board games, e-sports game platform and a variety of cartoons, literary works and music. Shanda’s interactive entertainment platform attracts a large and loyal user base. Each user can interact with thousands of other users and enjoy the interactive entertainment content that Shanda provides. Interaction enriches your life. For more information about Shanda, please visit http://www.snda.com

Contact

Shanda Interactive Entertainment Limited
Mabel Hsu, IR Associate Director
Vivian Chen, IR Manager
Phone: +86-21-5050-4740 (Shanghai)
Email: IR@snda.com